Interpool, Inc. Reports Postponement Of Interpool Limited Planned Public
Offering

PRINCETON, N.J., August 9, 1996--Interpool, Inc. (NYSE: IPX) announced today that the planned initial public offering of common stock of Interpool Limited, its wholly-owned subsidiary, has been postponed due to market conditions.

Management's decision to postpone the offering reflects the belief of the company and the managing underwriters that new issue market conditions at the present time do not adequately reflect the value of Interpool Limited. Interpool, Inc. stated that its existing capital and liquidity are more than sufficient to fully fund its business plans for continued growth of the international container leasing business conducted by Interpool Limited and the domestic intermodal equipment leasing business conducted by Interpool, Inc. and its other subsidiaries.

    CONTACT: Raoul J. Witteveen
             (212) 916-3261